SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA Av. Graça Aranha, 26, 4th floor Centro, Rio de Janeiro – RJ 997th BoD, held on 11.24.2023

CERTIFICATE

MINUTES OF THE 997TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS
BRASILEIRAS S.A. – ELETROBRAS

NIRE 33300346767/CNPJ No. 00001180/0001-26

It is certified, for all due purposes, that on the 997th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 09:15 am of the twenty-fourth day of November of the year two thousand and twenty-three, as convened by the Chairman of the Board of Directors, by means of electronic correspondence, pursuant to article 25, paragraph 4, of the Company's Bylaws. The meeting was held at Eletrobras' headquarters, located at Avenida Graça Aranha, No. 26, 20th floor, Centro, Rio de Janeiro - RJ. Board Member VICENTE FALCONI CAMPOS (VFC) chaired the meeting in person. Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO GASPARINO DA SILVA (MGS) and MARCELO DE SIQUEIRA FREITAS (MSF) attended the meeting in person. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. In compliance with the provisions of art. 163, §3, of Law no. 6.404/76, the following members of the Fiscal Council took part in the explanatory and deliberative part of the meeting as guests: Carlos Eduardo Teixeira Taveiros, Gisomar F. de Bittencourt Marinho, José Raimundo dos Santos and Ricardo Bertucci. The meeting was chaired by Governance Superintendent BRUNO KLAPPER LOPES (BKL) and Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Vice-President for Governance, Risks and Compliance, Ms. Camila Gualda Sampaio Araújo, attended the meeting in person as a guest.

INSTRUCTION: The support material was made available to the Directors via the Governance Portal.

INSTALLATION AND DELIBERATION QUORUMS: As prescribed in article 25, caput, of the Eletrobras Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its resolutions must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in article 26 of the Bylaws. The meeting was installed with the presence of 9 members, in compliance with the minimum installation quorum of five members, and with a minimum quorum for taking resolutions of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the resolution. The prior declaration of a conflict of interest on the part of a director and/or their momentary absence from the conclave will result in their absence for the purposes of calculating the minimum quorum for the respective resolution.

AGENDA: Eletrobras' Board of Directors, by means of RES-624/2023, of November 14, 2023, formalized a resolution proposal with the purpose of calling Eletrobras' 188th Extraordinary Shareholders' Meeting with the following agenda: (1) ratify the appointment of Impacto Consultores Associados as the appraisal company responsible for preparing the appraisal report on the value of the book equity of Furnas - Centrais Elétricas S.A. ("Accounting Appraisal Report" and "ELETROBRAS Furnas", respectively); (2) to approve the Accounting Appraisal Report; (3) to approve, subject to the implementation of the suspensive conditions set out in the Protocol and Justification, the Protocol and Justification for the Merger of Companies, entered into by the managers of the Company and ELETROBRAS Furnas, which establishes the terms and conditions for the merger of ELETROBRAS Furnas into the Company ("Merger" and "Protocol and Justification", respectively); (4) to approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Merger, under the terms of the Protocol and Justification; and (5) to authorize, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, Eletrobras' directors to perform all acts necessary for the implementation of the Merger.

RESOLUTION: DEL 191,dated from 11.24.2023. Merger of ELETROBRAS Furnas. RES 624, of 11.14.2023. The terms of the Merger, as reflected in the Protocol and Justification, as well as the convening of the 188th Extraordinary General Meeting of Eletrobras and all the items on the respective agenda, were approved, without reservations or restrictions, by unanimous vote of the Board of Directors present, and with the prior advice of the Company's competent governance bodies, as applicable, under the terms proposed by the Board of Executive Officers by means of RES-624/2023.

Closure and drawing up of minutes: It is hereby recorded that the material relating to the items resolved at this Board of Directors' Meeting is on file at the Company's head office. There being no further business to discuss with regard to DEL-191/2023, the Chairman VFC declared the related work closed and instructed the Governance Secretary to draw up this Certificate which, having been read and approved, is signed by the same Secretary. The other resolutions taken at this meeting have been omitted from this certificate, as they relate to purely internal interests of the Company, a legitimate precaution, supported by the Administration's duty of secrecy, in accordance with the "caput" of article 155 of the Brazilian Corporate Law, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. The following were present: Chaiman VICENTE FALCONI CAMPOS; Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO GASPARINO DA SILVA (MGS) and MARCELO DE SIQUEIRA FREITAS (MSF); Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, November 24, 2023.

_________________________________

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.